Exhibit 23.1

 CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS
We hereby consent to the use of the name Netherland, Sewell & Associates, Inc.; the references to our audit of Matador Resources Company’s proved oil and natural gas reserves estimates and future net revenue at June 30, 2018; and the inclusion of our corresponding audit letter, dated July 20, 2018, in this Quarterly Report on Form 10-Q of Matador Resources Company for the fiscal quarter ended June 30, 2018, as well as in the notes to the financial statements included therein. In addition, we hereby consent to the incorporation by reference of our audit letter, dated July 20, 2018, in Matador Resources Company’s Forms S-8 (File No. 333-180641 and File No. 333-204868) and Form S-3 (File No. 333-219932).

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas
August 2, 2018